UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11- K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-5975

A.	Full Title of Plan: Humana Puerto Rico Retirement Savings Plan

B.	Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:
Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

Humana Puerto Rico Retirement Savings Plan
Index
December 31, 2014 and 2013

Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits, December 31, 2014 and 2013	3

Statements of Changes in Net Assets Available for Benefits, for the years ended December 31, 2014 and 2013	4

Notes to Financial Statements	5–13

Supplemental Schedule

Schedule of Assets (Held at End of Year), December 31, 2014	14

Signatures	15

Exhibit Index	16

Note: Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of
Humana Puerto Rico Retirement Savings Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Humana Puerto Rico Retirement Savings Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) at December 31, 2014 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky
June 26, 2015

PricewaterhouseCoopers LLP, 500 West Main Street, Ste. 1800, Louisville, KY 40202-2941
T: (502) 589 6100, F: (502) 585 7875, www.pwc.com/us

Humana Puerto Rico Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets

Investments, at fair value	$35,173,916	$32,193,630
Contributions receivable from employer	54,733	60,705
Contributions receivable from participating employees	1,393	3,483
Notes Receivable from participants	2,277,026	2,397,993

Total assets	37,507,068	34,655,811

Liabilities

Accrued expenses	20,160	14,530

Total liabilities	20,160	14,530

Net assets available for benefits at fair value	$37,486,908	$34,641,281

The accompanying notes are an integral part of these financial statements.

Humana Puerto Rico Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,496,295	$5,862,594
Interest and dividend income	465,371	241,808
Total investment income	2,961,666	6,104,402

Contributions:
Participant	1,956,809	2,221,448
Employer (net of forfeitures)	1,734,328	2,181,976
Total contributions	3,691,137	4,403,424

Interest on notes receivable from participants	74,412	86,193
Total additions	6,727,215	10,594,019
Deductions from net assets attributed to:
Benefits paid to participants	3,760,542	2,655,928
Administrative expenses	121,046	144,063
Total deductions	3,881,588	2,799,991
Net increase	2,845,627	7,794,028
Net assets available for benefits:
Beginning of year	34,641,281	26,847,253
End of year	$37,486,908	$34,641,281

The accompanying notes are an integral part of these financial statements.

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

1.	DESCRIPTION OF THE PLAN
The following description of the Humana Puerto Rico Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan or the Plan’s Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions.
General
The Plan is a qualified defined contribution plan established for the benefit of the employees of Humana Inc. and its participating subsidiaries (the “Company” or “Humana”) who work in Puerto Rico (“eligible employees”) and is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company is the sponsor (“Plan Sponsor”) and a committee appointed by the Company’s Board of Directors is the administrator (“Plan Administrator”) of the Plan. The Company appointed Schwab Retirement Plan Services as the recordkeeper. Banco Popular de Puerto Rico is the trustee and Charles Schwab Trust Company is the custodian.
The Company appointed Evercore Trust Company, N.A. (“Evercore Trust Company”) as the named fiduciary and investment manager of the investment fund under the Plan that holds shares of common stock of the Company (the “Humana Unitized Stock Fund”).
Participant Accounts
Employees of the Company are generally eligible to participate upon employment. Individual accounts are maintained by the Plan for each eligible employee (“Participant”). Each Participant's account is credited with the Participant's contributions, the Company's contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and an allocation of administrative expenses. Allocations are based on Participants' account balances as discussed further below. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Contributions
Contributions to the Plan by or on behalf of employees may be restricted in amount and timing so as to meet certain requirements of the Puerto Rico Internal Revenue Code, as amended (“PRIRC”). For the plan years ended December 31, 2014 and 2013, the Plan maintained various accounts including the Pre-tax Savings Account,the Company Matching Account, the Retirement Account, and the Rollover Account, each as described below.
Pre-tax Savings Account
Employees of the Company may participate in the Pre-tax Savings Account beginning on the employee’s date of eligibility. A Participant, through payroll deductions, may contribute not less than 1% nor more than 35% of the Participant's annual pre-tax compensation, not to exceed the PRIRC limitation in effect for the calendar year, which was $15,000 for each of 2014 and 2013. The Company automatically enrolls eligible employees at a contribution rate of 4% of compensation as of the first day of the payroll period that begins 45 days following their date of hire, unless the employee elects not to participate in the Pre-tax Savings Account or elects a different percentage up to 35%. Automatically enrolled Participants who have not made any contribution election will have their contributions automatically increased by 1% annually, effective with the beginning of the second plan year following the year of automatic enrollment, to a maximum of 8%. Beginning January 1, 2015, the maximum will escalate to 10%. If an eligible employee does not want the automatic savings increase to apply, he/she must select a new contribution rate. Participants may change their contribution percentage at any time.
Participants who are age 50 or older and contribute the maximum Puerto Rico limit or maximum Plan limit may elect to contribute an additional amount, a “catch-up” contribution, up to $1,500 in each of 2014 and 2013, through payroll deductions in an amount not less than 1% nor more than 35% of the Participant's annual compensation.

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Company Matching Account
The Company matches 125% of a Participant’s eligible pre-tax and catch-up contributions that combined do not exceed 6% of their eligible compensation. Rollover contributions are not matched. The Company may increase, decrease, or cease matching contributions, with approval from the Board of Directors. Matching contributions are funded bi-weekly and follow the Participants' investment elections.
Retirement Account
Effective January 1, 2011, contributions to the Retirement Account were eliminated and replaced with increased Company matching contributions for plan years beginning after the plan year ended December 31, 2010. Participants who were eligible for a Retirement Account contribution for the 2010 plan year received their final contribution in March 2011.
Rollover Account
The Plan allows Participants to rollover assets from other qualified retirement plans into this Plan subject to approval by the Plan Administrator.
Investment Options
Participants are responsible for investment decisions in all accounts, including Participant funded and Company funded accounts. Investments can be made among various investment options in 1% increments. In the absence of Participant directed allocation, contributions are invested in a Schwab Managed Retirement Trust FundTM based on a Participant's date of birth and estimated retirement date. In connection with a change in allocation of a Participant's or the Company's future contributions among the investment options or a change in the allocation of existing investments, the purchases and sales due to fund transfers are transacted at the funds’ end of day net asset value on the day the transaction is initiated.
Participant investment options consist of certain investment funds including mutual funds and money market funds with registered investment companies and common/collective trust/separate accounts. The Humana Unitized Stock Fund invests primarily in the Company's stock with a small portion held in a money market fund to provide liquidity and to accommodate daily transactions.
Each of the investment funds is divided into units of participation, which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Participant’s account based on the change in unit value for each fund in which the Participant has an account balance.
Vesting
Participant contributions are non-forfeitable. Generally, once a Participant has completed two years of service, the Company Matching Account contributions vest immediately and become non-forfeitable. The Retirement Account contributions are fully vested and non-forfeitable.
Forfeitures
The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account. Unvested company Matching Account contributions are forfeited after a five year break in service, or as a result of withdrawal of the vested account following termination of employment. Forfeited Company Matching Account contributions are available to reduce the amount of subsequent employer contributions. If a former Participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.
For the years ended December 31, 2014 and 2013, forfeited nonvested accounts used to reduce employer contributions totaled $93,700 and $83,895, respectively. At December 31, 2014 and 2013, the balance of forfeited nonvested accounts available for reducing future employer contributions totaled $13,499 and $4,023, respectively.

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Benefit Payments and Withdrawals
Withdrawals at Termination
Upon termination of employment, including retirement, death, or disability, the Plan may disburse funds. Terminated Participants may elect to either leave his/her money in the Plan, if their vested account balance is $1,000 or greater, or take a total distribution of their vested account balance. Partial distributions are not permitted. If a terminated Participant elects to leave their money in the Plan, he/she may request a subsequent withdrawal at any time for a total distribution of their vested account balance. Participant’s distribution options include lump sum and installment payments.
In addition, the Plan permits Participants to roll over contributions to another qualified plan. A Participant must make a written request to the Plan for a direct rollover distribution. Rollovers must comply with certain requirements before the Plan will authorize the rollover distribution.
Participants requesting a lump sum distribution may do so in the form of cash or Humana common stock to the degree that their account is invested in the Humana Unitized Stock Fund. For terminated Participants with a vested account balance less than $1,000, a lump-sum cash distribution will be made if a rollover has not been elected.
In Service Withdrawals
59 ½ Withdrawals
Participants who are 59 ½ or older may make withdrawals from eligible accounts in accordance with the terms of the Plan. The Plan contains restrictions relating to minimum withdrawal amounts and the frequency of withdrawals for each account.
Rollover Withdrawals
Generally, a Participant may make a withdrawal from rollover contributions at any time.
Hardship Withdrawals
In the event funds are needed because of extreme financial hardship, as defined by law, the Participant may be allowed to make a withdrawal of their vested account balance from eligible accounts, as defined by the Plan.
Participant Loans
Participants may borrow from eligible accounts, as defined in the Plan. Generally, the aggregate amount of the loans to a Participant shall not exceed the lesser of $50,000 or 50% of the vested portion of eligible accounts. The minimum amount a Participant may borrow is $1,000. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Receivable. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the Participant's account and bear interest at a reasonable rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions. Loans are deducted proportionately from all accounts and all fund investments. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. At December 31, 2014 and 2013, participant loan interest rates in effect were 4.25% with various maturity dates through 2024.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, Participants would become 100% vested in their accounts.

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Reporting of Fully Benefit-Responsive Investment Contracts
Effective July 1, 2013, the Stable Value Fund was no longer available as an investment option within the Humana Puerto Rico Retirement Savings Plan. Prior to July 1, 2013, the Plan was required to report the Stable Value Fund’s investment contracts at fair value, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 962 as it relates to fully benefit-responsive investment contracts. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts of the Stable Value Fund because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Investment Valuation and Income Recognition
Assets and liabilities measured at fair value are categorized into a fair value hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use. The fair value hierarchy includes three levels of inputs that may be used to measure fair value as described below.
Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include mutual funds that are traded in an active exchange market.
Level 2 – Observable inputs other than Level 1 prices such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. This would include investments in collective trusts for which there are no quoted prices available for the units of the collective trust; however, the underlying investments are measured at fair value based on quoted prices or other observable inputs.
Level 3 – Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 includes assets and liabilities whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques reflecting the Company’s own assumptions about the assumptions market participants would use as well as those requiring significant management judgment.
The Plan's investments are recorded at fair value. Investments in mutual funds and money market funds of registered investment companies and common stock are valued based on the quoted net asset value of shares held by the Plan at year end. Investments in common/collective trusts are valued based on the net asset value of units held by the Plan at year end. There are no restrictions on Participant redemptions and there are no unfunded commitments for investments in common/collective trusts. Were the Plan to initiate a full redemption of certain common/collective trusts, however, the trustees of the common/collective trusts could impose restrictions to the extent it is determined a full redemption could disrupt the liquidity or management of the fund.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Net realized gains or losses on the sale of investments together with unrealized appreciation or depreciation on investments are presented as net appreciation (depreciation) in fair value of investments in the accompanying Statements of Changes in Net Assets Available for Benefits.
Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefit payments to Participants are recorded when paid.
Administrative Expenses
Certain expenses of maintaining the Plan are paid by the Plan and allocated to the Participants accounts, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Recently Issued Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued guidance regarding the disclosure of fair value measurements for investments in certain entities that calculate net asset value per share, which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  The new guidance requires us to continue to disclose information on investments for which fair value is measured at net asset value (or its equivalent) as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value.  This guidance, which is required to be applied retrospectively to all periods presented is effective for us for fiscal years beginning after December 31, 2015.  Early adoption is permitted.  We are currently assessing the impact of this guidance on our financial statements.

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

3.	INVESTMENTS
The following table presents the fair value of investments at December 31, 2014 and 2013. Investments that individually represent 5% or more of the Plan's net assets available for benefits have been separately identified.

	2014	2013

Schwab Managed Retirement Trust 2040 Fund Class V	$4,064,049	$—
Humana Stock Fund	3,853,120	3,115,508
Pimco Total Return Fund	3,794,158	3,311,021
EB Daily Broad Market Stock Index	3,402,707	2,785,601
Schwab Government Money Fund	3,268,937	3,498,093
Schwab Institutional Large Cap Value Trust Fund	2,850,566	2,573,170
Schwab Managed Retirement Trust 2030 Fund Class V	2,817,412	—
Artisan International Growth Trust	2,654,126	2,440,898
JP Morgan Large Cap Growth	2,021,617	*
Schwab Managed Retirement Trust 2040 Fund Class IV	—	3,928,397
Schwab Managed Retirement Trust 2030 Fund Class IV	—	2,912,251
Other investments (individually less than 5% of Plan assets)	6,447,224	7,628,691
	$35,173,916	$32,193,630
* Current or prior year amounts were less than 5% of the Plan’s net assets available for benefits
During the years ended December 31, 2014 and 2013, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2014	2013

Mutual funds	$38,848	$516,886
Common/collective trust funds	1,313,813	4,213,372
Humana Unitized Stock Fund	1,143,634	1,132,336
Net appreciation in fair value of investments	$2,496,295	$5,862,594

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

The following tables summarize the fair value of the Plan’s investments at December 31, 2014 and 2013, respectively, for investments measured at fair value on a recurring basis:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2014
Mutual Funds:
Fixed income funds	$3,794,158	$3,794,158	$—	$—
Growth funds	3,722,994	3,722,994	—	—
Value funds	299,368	299,368	—	—
Total mutual funds	7,816,520	7,816,520	—	—
Common/Collective Trust Funds:
Target date funds	9,666,918	—	9,666,918	—
Index funds	5,063,729	—	5,063,729	—
Growth funds	2,654,126	—	2,654,126	—
Value funds	2,850,566	—	2,850,566	—
Total Common/Collective Trust Funds	20,235,339	—	20,235,339	—
Money Market Fund	3,268,937	3,268,937	—	—
Humana Unitized Stock Fund:
Humana common stock	3,702,026	3,702,026	—	—
Money market fund	151,094	—	151,094	—
Total Humana Unitized Stock Fund	3,853,120	3,702,026	151,094	—
Total Investments	$35,173,916	$14,787,483	$20,386,433	$—

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2013
Mutual Funds:
Fixed income funds	$3,311,021	$3,311,021	$—	$—
Growth funds	3,331,506	3,331,506	—	—
Value funds	209,913	209,913	—	—
Total mutual funds	6,852,440	6,852,440	—	—
Common/Collective Trust Funds:
Target date funds	9,265,271	—	9,265,271	—
Index funds	4,448,250	—	4,448,250	—
Growth funds	2,440,898	—	2,440,898	—
Value funds	2,573,170	—	2,573,170	—
Total Common/Collective Trust Funds	18,727,589	—	18,727,589	—
Money Market Fund	3,498,093	3,498,093
Humana Unitized Stock Fund:
Humana common stock	2,985,710	2,985,710	—	—
Money market fund	129,798	—	129,798	—
Total Humana Unitized Stock Fund	3,115,508	2,985,710	129,798	—
Total Investments	$32,193,630	$13,336,243	$18,857,387	$—

4.	INCOME TAX STATUS
The Plan was restated on January 1, 2014 to be compliant with Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011 (“Puerto Rico IRC”). A favorable tax status determination letter dated February 9, 2015 was obtained from the Treasury Department of the Commonwealth of Puerto Rico. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the Puerto Rico IRC.
The Plan Administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Treasury Department of the Commonwealth of Puerto Rico. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the years prior to 2010.

5.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds and common/collective trust funds managed by an affiliate of the trustee. Therefore, transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan Participants, both of which qualify as related parties to the Plan and also are exempt from prohibited transaction rules.

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

For the year ended December 31, 2014, 8,732 units of the Humana Unitized Stock Fund were purchased for $390,745 and 17,547 units of the Humana Unitized Stock Fund were sold for $796,763. For the year ended December 31, 2013, 28,084 units of the Humana Unitized Stock Fund were purchased for $830,221 and 45,144 units of the Humana Unitized Stock Fund were sold for $1,355,498. At December 31, 2014 and 2013, the fair value of the Humana Unitized Stock Fund was $3,853,120 and $3,115,508, respectively, which represented 11.0% and 10.0%, respectively, of the fair value of all investments held by the Plan.
The Company has authorized Evercore Trust Company with sole responsibility for deciding whether to restrict investment in the Humana Unitized Stock Fund, or to sell or otherwise dispose of all or any portion of the stock held in the Humana Unitized Stock Fund in certain limited circumstances. In the event Evercore Trust Company determined to sell or dispose of stock in the Humana Unitized Stock Fund, Evercore Trust Company would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of the Company’s common stock.
6. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities, as discussed in Note 3. Investment securities are exposed to various risks including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan’s exposure to concentrations of credit risk is limited by diversification of investments across all Participant directed fund elections. In addition, the investments within each Participant directed fund election are further diversified into various financial instruments, with the exception of the Humana Unitized Stock Fund which principally invests in Humana common stock. If a Participant selects the PCRA option, the Participant directs whether and how such amounts will be diversified.

Humana Puerto Rico Retirement Savings Plan
Plan #002 EIN #61-0647538
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment	(d) Cost**	Fair Value
	Registered Investment Company (Mutual Funds):
	Pimco Total Return Fund	Mutual fund	—	$3,794,158
	JP Morgan Large Cap Growth Fund	Mutual fund	—	2,021,617
	Prudential Jennison Small Company Z	Mutual fund	—	1,701,377
	Delaware Small Cap Value Fund I	Mutual fund	—	299,368
	Total Mutual Funds	Mutual fund	—	7,816,520

	Common/Collective Trusts:
*	Humana Unitized Stock Fund:
	Humana Common Stock	Common Stock	—	3,702,026
	State Street Global Advisors Government Money Market Fund	Money Market Fund	—	151,094
	Total Humana Unitized Stock Fund		—	3,853,120
	EB Daily Broad Market Stock Index	Common/Collective Trust	—	3,402,707
	Artisan International Growth Trust	Common/Collective Trust	—	2,654,126
*	Schwab Institutional Large Cap Value Trust Fund	Common/Collective Trust	—	2,850,566
	EB Daily Small Cap Stock Index	Common/Collective Trust	—	1,661,022
*	Schwab Managed Retirement Trust 2010 Fund Class V	Common/Collective Trust	—	181,079
*	Schwab Managed Retirement Trust 2020 Fund Class V	Common/Collective Trust	—	1,077,356
*	Schwab Managed Retirement Trust 2030 Fund Class V	Common/Collective Trust	—	2,817,412
*	Schwab Managed Retirement Trust 2040 Fund Class V	Common/Collective Trust	—	4,064,049
*	Schwab Managed Retirement Trust 2050 Fund Class V	Common/Collective Trust	—	1,440,604
*	Schwab Managed Retirement Trust Income Fund Class V	Common/Collective Trust	—	86,418
	Total Common/Collective Trusts		—	24,088,459

	Other Investments:
*	Schwab Government Money Fund	Money Market Fund	—	3,268,937
*	Notes Receivable from Participants, Interest Rate: 4.25%, with Maturity Dates: 2015-2024	Participant loans	—	2,277,026
	Total		—	$37,450,942
*	Party-in-interest to the Plan
**	Historical cost is not required as all investments are participant-directed

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator for the Humana Puerto Rico Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
HUMANA PUERTO RICO RETIREMENT SAVINGS PLAN
BY:

/s/ BRIAN A. KANE
Brian A. Kane
Member, Humana Retirement Plans Committee
June 26, 2015

Exhibit Index

Exhibit 23                Consent of Independent Registered Public Accounting Firm